UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

Information Statement Pursuant to Section 14(f) of the Securities
Exchange Act of 1934 and Rule 14f-1 promulgated thereunder

April 28, 2010

Commission File Number: 000-53842

CHINA REAL ESTATE ACQUISITION CORP.
(Name of Registrant in its charter)

Delaware	000-53842	42-1769314
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

No.1 Industrial Garden of Second Economic Cooperative Entity
Ren He Town, Baiyun District
Guangzhou, Guangdong, China 510470
(Address of principal executive offices) (Zip Code)

+86 (0) 20-8603-7011
(Registrant’s telephone number, including area code)

Copies to:
Richard I. Anslow, Esq.
Gary S. Eaton, Esq.
Yarona Y. Liang, Esq.
Anslow + Jaclin, LLP
195 Route 9 South, Suite 204
Manalapan, New Jersey 07726
(732) 409-1212

Information Statement Pursuant to Section 14(F) of the Securities
Exchange Act of 1934 and Rule 14f-1 promulgated thereunder

CHINA REAL ESTATE ACQUISITION CORP.

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

CHINA REAL ESTATE ACQUISITION CORP., INC. IS NOT SOLICITING PROXIES IN CONNECTION WITH THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT.  NO VOTE OR OTHER ACTION BY STOCKHOLDERS OF WOLF RESOURCES, INC. IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT.

GENERAL

This Information Statement is being mailed on or about April 28, 2010, to the holders of ordinary shares, par value $0.0001 per share (the “Ordinary Shares”) of China Real Estate Acquisition Corp., a Delaware corporation (“China Acquisition” or the “Company”).  You are receiving this Information Statement in connection with the appointment of persons designated by the majority of the Company’s Board of Directors (the “Board”) to fill seats on the Company’s Board.  The appointment of new directors will be effective ten (10) days following the mailing of this Information Statement to the Company’s shareholders.

On April 28, 2010, the Company in accordance with a Share Exchange Agreement dated April 28, 2010 (the “Exchange Agreement”) by and among the Company, Magic Ocean Limited (“Magic Ocean”), Linda International Lighting Co., Ltd (“Linda Lighting”), and the shareholders of Linda Lighting (the “Linda Lighting Shareholders”). The closing of the transaction (the “Closing”) took place on April 28, 2010 (the “Closing Date”). On the Closing Date, pursuant to the terms of the Exchange Agreement, we acquired all of the outstanding shares (the “Interests”) of Linda Lighting from the Linda Lighting Shareholders; and the Linda Lighting Shareholders transferred and contributed all of their Interests to us. In exchange, we issued to the Linda Lighting Shareholders, their designees or assigns, 5,000,000 shares of the Company’s common stock, Magic Ocean transferred 3,800,000 shares of its common stock to the Linda Lighting Shareholders (collectively the “Exchange Shares”) or 88% of the shares of common stock  of the Company issued and outstanding after the Closing (the “Combination”).

Pursuant to the Exchange Agreement, Linda International Lighting Co., Ltd became a wholly-owned subsidiary of the Company. The sole director of the Company has approved the Exchange Agreement and the transactions contemplated under the Exchange Agreement. The directors of Linda International Lighting Co., Ltd have approved the Exchange Agreement and the transactions contemplated thereunder.

As a further condition of the Combination, Maolin Shi, Jianbo Xiao, Xuehou Liu and Qinglin Shi will be appointed as directors of the Company upon effectiveness of an information statement required by Rule 14f-1 promulgated under the Exchange Act of 1934 (the “Exchange Act”).

NAME	AGE	POSITION
Maolin Shi	47	Director
Jianbo Xiao	43	Director
Xuehou Liu	46	Director
Qinglin Shi	41	Director

You are urged to read this Information Statement carefully.
You are not, however, required to take any action.

VOTING SECURITIES

Upon the Closing of the Merger on April 28, 2010, the Company had 200,000,000 authorized Common shares and 10,000,000 shares of preferred stock, par value $0.0001 per share, of which 10,000,000 common shares are issued and outstanding and 0 shares of preferred stock were issued and outstanding. Each share of common stock entitles the holder thereof to one vote on each matter which may come before a meeting of the shareholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding our common shares beneficially owned on April 28, 2010 upon Closing of the Merger, for (i) each stockholder known to be the beneficial owner of 5% or more of our outstanding common shares, (ii) each executive officer and director, and (iii) all executive officers and directors as a group.

As of the date of filing, we have 10,000,000 common shares issued and outstanding.

Name of Beneficial Owner	Number of Common Stock Owned	Percent of Class (1)
Magic Ocean Limited(2)	1,200,000	12%
Maolin Shi	8,800,000	88%
Chen Yu(2)	0	0%
Jianbo Xiao	0	0%
Xuehou Liu	0	0%
Qinglin Shi	0	0%
All Executive Officers and Directors as a group (5 persons)	10,000,000	100%

(1)	Based on 10,000,000 shares of common stock issued and outstanding after the closing of the Combination.

(2)
Mr. Yu, as the sole officer, director and shareholder of Magic Ocean Limited, may be deemed to be the indirect beneficial owner of these securities since he has sole voting and investment control over the securities

CHANGES IN CONTROL

In connection with the Share Exchange Agreement, on April 28, 2010, we issued 5,000,000 shares of common stock to the Linda Lighting Shareholders in exchange for 100% of the outstanding shares of Linda Lighting and Magic Ocean transferred 3,800,000 shares of its common stock to the Linda Lighting Shareholders.  As such, immediately following the Combination the Linda Lighting Shareholders hold approximately 88% of the total voting power of our common stock entitled to vote.

In connection with the Closing of the Combination, Maolin Shi, Jianbo Xiao, Xuehou Liu and Qinglin Shi will be appointed as directors of the Company upon effectiveness of an information statement required by Rule 14f-1 promulgated under the Exchange Act.

NAME	AGE	POSITION
Maolin Shi	47	Director
Jianbo Xiao	43	Director
Xuehou Liu	46	Director
Qinglin Shi	41	Director

DIRECTORS AND EXECUTIVE OFFICERS

Directors and Executive Officers

The following table sets forth the names and ages of the current and incoming directors and executive officers of the Company, the principal offices and positions with the Company held by each person and the date such person became a director or executive officer of the Company.  The executive officers of the Company are elected annually by the Board of Directors.  The directors serve one-year terms until their successors are elected.  The executive officers serve terms of one year or until their death, resignation or removal by the Board of Directors.  Unless described below, there are no family relationships among any of the directors and officers.

NAME	AGE	POSITION
Chen Yu	39	President, Secretary and Director
Maolin Shi	47	Director
Jianbo Xiao	43	Director
Xuehou Liu	46	Director
Qinglin Shi	41	Director

The business background descriptions of the newly appointed directors and officers are as follows:

Chen Yu- President, Secretary and Director

Chen Yu, our President and Director, has held various positions with Foshan Guo Neng Fuel Trading Company since December of 2004. From December 2004 to June 2006 Mr. Yu served as a sales assistant and from July 2006 to June 2008 he has served as a sales manager. Since July of 2008 until now, Chen Yu has served as the General Manager Assistant. Foshan Guo Neng Fuel Trading Company engages in trading and distributing fuel in southern China. Mr. Chen Yu received a Bachelor’s degree in Accounting from Zhengzhou Light Industry College.

Maolin Shi - Director

Maolin Shi is a member of CPC, senior engineer, expert of China scientific and technological innovation, and top entrepreneur of Chinese brand building. He is the inventor of the world’s first “digital flashlight”, the world’s first “digital energy saving lamp” and the world’s first “micro-electronic healthy thermal shoes”.

Maolin graduated from Hengyang Radio Academy, and then finished his Business Administration degree in Shenzhen University. He started his career in 1990, and was the general manager of Hengyang (Hunan) Jinixing Electrical Co., Ltd until 1996. From 2002 to the present, he has been the board director of Guangzhou City Linda Lighting Co. Ltd, Hong Kong Linda Electronics Co., Ltd, and Guangzhou city Linda Electronics Co., Ltd.

Jianbo Xiao – Director

Jianbo Xiao graduated from the Hunan Institute of Finance, Economic Faculty of Law. He is currently Deputy General Manager of Guangzhou Linda Illumination Industry Co., Ltd. From June 2003 to October 2008, he served as an assistant in the Qidong County Business Council Legal Defense Department. From June 1986 to December 2002, he served as a manager for  the Qidong County Business Council Loess Meat fish company

Xuehou Liu – Director

Mr. Liu received his Master’s Degree in economics from Lingnan College, Sun Yat-sen University in 1989, and his Doctorate in Finance from the Business and Finance Administration School; he also received a Certificate of Board Secretary from The Ministry of Commerce of the People’s Republic of China and the China Shenzhen Stock Exchange.

Mr. Liu was assigned to the Hong Kong and Macao Offices of The People’s Government of Guangdong Province in 1989, and began working in GDH Limited in Hong Kong as a Senior Finance Manager and later as the Deputy General Manager of the Investment Dept. Mr. Liu joined Guangdong Gosun Telecom Co., Ltd., as Director and Chief Financial Officer. He successfully planned the listing of Domestic Telecom Stores on the OTCBB, and subsequently became Director and CFO of the listed company. Mr. Liu held the position of General Manager at Gosun I-Securities Limited in Hong Kong from 2001 to 2002; and, worked for Beijing ZJS Express Co., Ltd., as CFO, President’s Assistant and Corporate Secretary from 2003 to 2007. Mr. Liu was instrumental in ZJS Express’ development into the leading privately-run express company in China. During his tenure at GDH, Dr. Liu was instrumental in the listing of several mainland companies on the HKEX and China A-Share Market: Guangnan Holdings Limited, Guangdong Investment Limited, Kingway Brewery Holdings Limited, Guangdong Tannery Limited,

Guangdong Xinhui Meida and Jinlin Jifa. In 2008, Mr. Liu joined Jiangxi Zhengbang Group (ranked in the top 500 of Chinese manufacturing companies and the National Leading Corporation of AI) as Vice President of Investment and Financing. In this position, he was responsible for investment strategy management and financing, and was instrumental in the listing of Zhengbang Technology Co. Ltd. on the Shenzhen small and medium enterprise board.

Mr. Liu is an acknowledged world-class expert on the operational rules for capital markets in China (Mainland), Hong Kong, and the U.S. Mr. Liu has extensive experience in capital operations (IPO, RTO, debt restructuring, M&A, asset replacement, and corporate restructuring). He has close relationships and an active network with investment banks and funds such as CITIC, CICC, GTJA, Guangdong Development, Morgan Stanley, CDH, IDG, Actis Capital, Warburg Pincus, Cazenove. Other professional networks include: Ernst & Young, Price Waterhouse Coopers, Deloitte, Junhe Law Offices, Haiwen & Partners, and Commerce & Finance Law Offices.

Mr. Liu is the president assistant of Guangdong Small & Medium-Sized Enterprises Financing Promotion Association, and council member of SME Investment and Financing Magazine.

Qinglin Shi – Director

Qinglin obtained his bachelor degree of Civil Engineering from Changsha University of Technology.

He started his career in 1990, and worked as vice manager of Hengyang (Hunan) Jinixing Electrical Co., Ltd until 1996. Then he was employed by Guangdong Kelon Group as sales manager from 1997 to 2001. From 2002 until the present, he has been the vice manager of Guangzhou City Linda Electronics Co., Ltd.

LEGAL PROCEEDINGS

Currently there are no legal proceedings pending or threatened against us. However, from time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business.  Litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business.

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Securities Exchange Act of 1934 requires the Company’s directors and executive officers and persons who own more than ten percent of a registered class of the Company’s equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of Ordinary Shares and other equity securities of the Company.  Officers, directors and greater than ten percent shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

To the Company’s knowledge, none of the required parties are delinquent in their Section 16(a) filings.

CERTAIN RELATED TRANSACTIONS AND RELATIONSHIPS

 On January 11, 2008, Mr. Maolin Shi and his wife, Mrs. Landan Qin, co-signed a loan contract between Guangzhou Linda Illumination Industry Co., Ltd and Heng Seng Bank, Shen Zhen Branch.  This loan, in the amount of RMB 2.061 million (USD $0.3 million), is pledged by the Company’s brand new equipments and is a 3 year loan with the maturity date of January 11, 2011.  Under this arrangement, Mr. Maolin Shi and his wife, Mrs. Landan Qin, will be liable for the payment of the loan in case of the Company's default on the loan.

BOARD COMMITTEES AND OTHER BOARD INFORMATION

Our Board currently does not have any audit, compensation or nominating committee of the Board or committees performing similar functions. We do plan to appoint such committees in the near future.

EXECUTIVE COMPENSATION

Compensation of Executive Officers

The following table sets forth all cash compensation paid by the Company, for the year ended December 31, 2009 and 2008.  The table below sets forth the positions and compensations for each officer and director of the Company.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Totals ($)

Chen Yu President, CEO and CFO	2009	$0	0	0	0	0	0	0	$0

Outstanding Equity awards at Fiscal Year End

There are no outstanding equity awards at December 31, 2009.

Director Compensation

Our directors will not receive a fee for attending each board of directors meeting or meeting of a committee of the board of directors. All directors will be reimbursed for their reasonable out-of-pocket expenses incurred in connection with attending board of director and committee meetings.

Option Grants

We do not maintain any equity incentive or stock option plan.  Accordingly, we did not grant options to purchase any equity interests to any employees or officers, and no stock options are issued or outstanding to any officers.  We do, however, anticipate adopting a non-qualified stock option plan where we will be granting our officers options to purchase Ordinary Shares pursuant to the terms of their employment agreements.  But, no such plan has been finalized or adopted.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant caused this Report to be signed on its behalf by the undersigned, hereunto duly authorized.

CHINA REAL ESTATE ACQUISITION CORP.

By:	/s/ Chen Yu
Chen Yu
President, Secretary and Director

Dated: April 30, 2010